[Letterhead of Guggenheim]
September 16, 2014
Chad D. Eskildsen
Division of Investment Management, Disclosure
Review and Accounting
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund (File No. 811-21652)
Guggenheim Build America Bonds Managed Duration Trust
(File No. 811-22437)
Guggenheim Enhanced Equity Income Fund
(File No. 811-21681)
Guggenheim Enhanced Equity Strategy Fund
(File No. 811-21455)
Guggenheim Equal Weight Enhanced Equity Income Fund
(File No. 811-22584)
Guggenheim Strategic Opportunities Fund
(File No. 811-21982)
Managed Duration Investment Grade Municipal Fund
(File No. 811-21359) (collectively, the “Funds”)
Dear Mr. Eskildsen:
Thank you for your telephonic comments, received August 12, 2014, regarding the Sarbanes-Oxley financial statement reviews of the Funds listed above (the “Financial Statements”). We have considered your comments and, on behalf of the Funds, responses to those comments are set forth below.

Comment 1
With regards to the table disclosed on the Fund Summary page titled “Distributions to Shareholders & Annualized Distribution Rate”, please note whether the distributions may be characterized as return of capital. If a distribution includes return of capital, please provide a percentage calculation of the return of capital portion of the distribution. Throughout the report, please use the term “dividend” only in situations where a distribution does not include return of capital.

Securities and Exchange Commission
September 16, 2014

Response 1
The Funds will revise language on the Fund Summary page to provide for an estimate of the percentage of return of capital of the respective distributions, as applicable. Such revisions will be reflected in Financial Statements going forward. The Funds’ new language is provided below:

All or a portion of the above distributions may be characterized as a return of capital. For the year ended [December 31, 2013] approximately [ ]% of the distributions were characterized as return of capital. For the current year, as of [June 30, 2014], [ ]% of the distributions were estimated to be characterized as return of capital. The final determination of the tax character of the distributions paid by the Fund in 2014 will be reported to shareholders in January 2015.

The Funds will also discontinue using the term “dividend” when referring to distributions that may include return of capital.

Comment 2
When providing multiple “Ratios to Average Net Assets,” please provide the ratio required by the Investment Company Act of 1940, as amended, as the most prominently displayed ratio within the Financial Highlights.

Response 2	The Funds have revised disclosure as requested effective with the May 31, 2014 financial statements. Supplemental ratios have been moved to a footnote within the Financial Highlights section.

* * *
Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 357-0394 or John Sullivan at (312) 357-0380.
Sincerely,

/s/ Mark E. Mathiasen

Mark E. Mathiasen
Secretary of the Funds